UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 29, 2009	By	/s/ Luo Zhuping
	Name:	Luo Zhuping
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

ELECTION OF MEANS OF RECEIPT OF CORPORATE COMMUNICATION

30 December 2009
Dear H shares shareholders,

Election of Means of Receipt of Corporate Communication

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the articles of association of China Eastern Airlines Corporation Limited (the “Company”), the Company will make available the following options for its H shares shareholders relating to the receipt of any document(s) to be issued by the Company to its H shares shareholders for information and/or action, including but not limited to: (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; (f) a proxy form; and (g) a reply slip of the Company (the “Corporate Communication”):

(1)
to receive a printed notification letter informing you that the Corporate Communication has been published on the Company’s website (www.ceair.com) and you will read the Corporate Communication published on the Company’s website (the “Website Version”) instead of receiving printed copies; or

(2)	to receive printed copies of all Corporate Communication.

In support of the environmental protection and for the purpose of saving printing and mailing costs, the Company recommends you to elect option 1, i.e. the Website Version. Even if you have elected the Website Version, you can at any time change your choice by giving reasonable notice in writing to the Hong Kong Registrars Limited, the Company’s H shares registrar in Hong Kong (the “Hong Kong Share Registrar”) or by email at cea.ecom@computershare.com.hk. The address of the Hong Kong Share Registrar is as follows:

Shops 1712-1716,
17th Floor, Hopewell Centre,
183 Queen’s Road East,
Wanchai, Hong Kong

In addition, if for any reason after you have elected the Website Version you have difficulty in receiving or gaining access to the Corporate Communication, the Company will promptly upon your request send the Corporate Communication to you in printed form free of charge.

To make your election, please mark “X” in the appropriate box in the enclosed reply form (the “Reply Form”), complete and sign the Reply Form and return it by post or by hand to the Hong Kong Share Registrar at the above address. If you post the Reply Form in Hong Kong, you may use the mailing label provided.

If the Reply Form has not been received by the Company c/o the Hong Kong Share Registrar by 28 January 2010 and until you inform the Company c/o the Hong Kong Share Registrar by reasonable notice in writing to the above address or by email at cea.ecom@computershare.com.hk that you wish to obtain printed copies of the Corporate Communication, you are deemed to have agreed to read the Corporate Communication in Website Version and only a printed notification letter of the publication of the Corporate Communication on the Company’s website will be sent to you in the future.

Please note that: (a) printed copies of all the Corporate Communication will be available from the Company or the Hong Kong Share Registrar on request; and (b) the same in the Website Version will also be available on the Company’s website at www.ceair.com and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Should you have any queries relating to this letter, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays).

Yours faithfully,
by order of the board of directors of
China Eastern Airlines Corporation Limited
Luo Zhuping
Director and Company Secretary

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Reply Form 回條

To:	China Eastern Airlines Corporation Limited (the “Company”)	致：	中國東方航空股份有限公司（「公司」）
	(Stock Code: 00670)		（股份代號：00670）
	c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”)		經香港證券登記有限公司(「香港證券登記處」)
	Shops 1712-1716, 17th Floor,		香港灣仔皇后大道東 183 號
	Hopewell Centre, 183 Queen’s Road East,		合和中心 17 樓 1712-1716 號舖
Wanchai, Hong Kong

I/We would like to receive the corporate communication of the Company* (the “Corporate Communication”) in the manner as indicated below:
本 人 ／ 我 們 希 望 以 下 列 方 式 收 取 貴 公 司 之 公 司 通 訊 文 件 *（「 公 司 通 訊 文 件 」）：
(Please mark ONLY ONE（ X） of the following boxes)
(請 從 下 列 選 擇 中 ， 僅 在 其 中 一 個 空 格 內 劃 上 「 X」 號 )

☐
to receive a printed notification letter informing that the Corporation Communication has been published on the Company’s website (www.ceair.com) and read the Corporate Communication published on the Company’s website (the “Website Version”) instead of receiving printed copies; OR
收 取 有 關公 司 通訊 文 件已 在 本公司 網 站 (www.ceair.com)刊發 之 通知 信 函 印刷 本 及在 網 上瀏 覽 公司通 訊 文 件 (「 網 上 版 本 」)， 以 代 替 印刷 本 ；或

☐	to receive printed copies of all Corporate Communication. 收 取 所 有公 司 通訊 文 件之 印 刷本

Contact telephone number
聯絡電話號碼

Signature	Date
簽名	日期

Notes 附註：
1.	Please complete all your details.
請    閣 下 填 妥 所 有 資 料 。
2.
If this Reply Form has not been received by the Company c/o the Hong Kong Share Registrar by 28 January 2010, you are deemed to consent to the Corporation Communication in the Website Version and we will send to you a notification letter informing you that the Corporate Communication has been published on the Company’s website.

倘 若 本 公 司 於 2010 年 1 月 28 日 仍 未 通 過 香 港 證 券 登 記 處 收 到 本 回 條 ， 閣 下 將 被 視 為 已 同 意 以 網 上 版 本 收 取 公 司 通 訊 文 件 ， 而 本 公 司 將 只 向 閣 下 寄 發 有 關 公 司 通 訊 文 件 已 在 網 上 刊 發 之 通 知 信 函 。
3.	If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign this Reply Form.
如 屬 聯 名 股 東 ， 則 本 回 條 須 由 該 名 於 本 公 司 股 東 名 冊 上 就 聯 名 持 有 股 份 其 姓 名 位 列首位 的 股 東 簽 署 。
4.
The above instruction will apply to all Corporate Communication until you notify otherwise by reasonable notice in writing or by email at cea.ecom@computershare.com.hk to the Company c/o Hong Kong Share Registrar.

上 述 指 示 適 用 於 所 有 公 司 通 訊 文 件 ， 直 至 閣 下 發 出 合 理 時 間 的 書 面 通 知 或 電 郵 到 cea. ecom@computershare. com. hk 通 過 香 港 證 券 登 記 處 予 本 公 司 ， 另 作 選 擇 為 止 。
5.
Shareholders are entitled to change the choice of means of the Corporate Communication at any time by reasonable notice in writing or by email at cea.ecom@computershare.com.hk to the Company c/o the Hong Kong Share Registrar.

股 東 有 權 隨 時 發 出 合 理 時 間 的 書 面 通 知 或 電 郵 到 cea.ecom@computershare.com.hk 通 過 香 港 證 券 登 記 處 予 本 公 司 ， 要 求 更 改 收 取 公 司 通 訊 文 件 之 方 式 。
6.	For the avoidance of doubt, we do not accept any special instructions written on this Reply Form.
為 免 存 疑 ， 任 何 在 本 回 條 上 的 額 外 手 寫 指 示 ， 本 公 司 將 不 予 處 理 。

*Corporate Communication includes but not limited to (a) the directors’ report, its annual accounts to get her with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; (f) a proxy form; and (g) a reply slip of the Company.
公 司 通 訊 文 件 包 括 但 不 限 於 ： (a) 董 事 會 報 告 、 年 度 財 務 報 表 連 同 核 數 師 報 告 及 如 適 用 ， 財 務 摘 要 報 告 ； (b) 中 期 報 告 及 如 適 用 ， 中 期 摘 要 報 告 ； (c) 會 議 通 告 ； (d) 上 市 文 件 ； ( e) 通 函 ； (f ) 委 任 代 表 表 格 ； 及 (g) 回 條 。

00670-1

閣下寄回此回條時，請將郵寄標籤剪貼於信封上。 如在本港投寄毋須貼上郵票。 Please cut the mailing label and stick this on the envelop to return this Reply Form to us. No postage stamp necessary if posted in Hong Kong.	郵寄標籤 MAILING LABEL 香港證券登記有限公司 Hong Kong Registrars Limited 簡便回郵號碼 Freepost No. 37 香港 Hong Kong